Exhibit 99.1

PENN WEST ANNOUNCES $355 MILLION NON-CORE ASSET DISPOSITION

FOR IMMEDIATE RELEASE, October 23, 2014

PENN WEST PETROLEUM LTD. (TSX: PWT) (NYSE: PWE) (“Penn West”, the “Company”, “we”, or “our”) is pleased to announce that it has signed an agreement to sell non-core assets located in south central Alberta for expected proceeds of approximately $355 million to a private company. The assets are currently producing approximately 7,500 barrels of oil equivalent (“boe”) per day (weighted approximately 80 percent toward natural gas and natural gas liquids). The disposition represents less than five percent of the Company’s proved and probable reserve base, estimated at December 31, 2013, to be 625 million boe. Subject to the satisfaction of customary regulatory and other closing conditions, the Company expects the transaction to close in early December 2014. CIBC World Markets Inc. acted as financial advisor to Penn West on the transaction.

The sale provides attractive sale metrics of approximately $47,000 per flowing barrel. The disposition further reduces Penn West’s well bore count by approximately 2,250 gross wells, which is expected to have a favourable impact on the Company’s asset retirement obligation. These assets are considered non-core to Penn West and were not allocated any current or future development capital under the Company’s long-term plan.

Dave Roberts, President and CEO commented, “Following closing of this sale, Penn West will have completed over $1 billion in asset sales within the first year of our long-term plan. Further, as a result of these combined divestments, a favourable commodity price environment early in the year and strong operational improvements, we will have reduced our debt position by over $1.2 billion during that same period – a positive step forward in our improvement story. In November 2013, the Company announced a plan to reduce its debt through the disposition of non-core producing and non-producing assets in the range of $1.5 to $2.0 billion. We are now directing our disposition efforts to non-producing assets as we continue to increase the focus on our core areas and improve our financial flexibility through a considerably stronger balance sheet.”

OUTLOOK

Including the impact of this disposition, Penn West reiterates 2014 production guidance of 101,000 – 106,000 boe per day, weighted approximately 66 percent to oil and liquids. However, the Company now expects full year average volumes for 2014 to be above the mid-point of this range, reflecting better than expected performance and reliability in the Company’s base production and strong performance in new production growth from development programs in each of its three core light oil areas.

Commenting on the current crude oil environment, Penn West’s Chief Financial Officer, David Dyck, stated, “Consistent with our view that a reasonable long-term price assumption for crude oil is in the US$85 per barrel range, we built our long-term plan on an US$87.50 per barrel price assumption for 2015, 2016 and 2017. As we continue to improve on our operational execution capability in each of the Company’s core light oil areas, we are confident that our long-term plan is intact and generates rates of return as expected in the current commodity and foreign exchange environment.”

This outlook section is included to provide shareholders with information about the Company’s expectations as at the date of this release for, among other things, 2014 production guidance and readers are cautioned that the information may not be appropriate for any other purpose.

ADVISORY

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: all details regarding the proposed non-core asset disposition, including details of the assets to be disposed of (including current production levels and production mix derived from the assets), the expected sale proceeds, the portion of our proved and probable reserve base being disposed, the expected closing date, the expected per flowing barrel sale metrics, the number of well bores expected to be sold and the expectation that this will have a favourable impact on our asset retirement obligation, and the benefits to be realized from our disposition program, including debt reduction and net debt to funds flow ratio reduction metrics; the assertion that this disposition concludes the producing property disposition component of our disposition strategy announced in November 2013 and that further dispositions are generally expected to involve non-producing assets as we continue to focus our portfolio and improve our financial flexibility; our estimated 2014 production guidance and oil and liquids production weighting, including our expectation that full year average volumes for 2014 will be above the mid-point of our guidance range; our view that a reasonable long term price for crude oil is in the US$85 per barrel range; our ability to continue to improve on operational execution capability in each of our core light oil areas; and our belief that our long-term plan is capable of generating rates of return as expected in the current commodity price and foreign exchange environment. In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: that the closing conditions with respect to the non-core asset disposition will be met or waived; that the non-core asset disposition described herein will close on the terms, including without limitation, the expected proceeds, and on the timeline disclosed herein; that we do not dispose of additional material producing properties in 2014; that the current commodity price and foreign exchange environment will continue or improve; that oil prices will average US$87.50 per barrel during 2015, 2016 and 2017; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; and the other material assumptions relating to our long-term plan described in our press release dated November 6, 2014 entitled “Penn West Announces the Results of its Board Strategic Review Process, Long-Term Plan, $485 Million in Non-Core Asset Divestitures and 2014 Capital and Production Guidance”. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to close the disposition disclosed herein on the terms described or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that we are unable to execute some or all of our ongoing non-producing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding; and the other factors described under “Risk Factors” in our Revised Annual Information Form and described in our public filings, including without limitation, our press release dated November 6, 2014 entitled “Penn West Announces the Results of its Board Strategic Review Process, Long-Term Plan, $485 Million in Non-Core Asset Divestitures and 2014 Capital and Production Guidance”, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, we believe that utilizing a conversion on a 6:1 basis is misleading as an indication of value. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. In 2013, all of our reserves were evaluated or audited by Sproule Associates Limited (“SAL”), an independent, qualified engineering firm. SAL evaluated approximately 75 percent and audited approximately 25 percent of our proved and proved plus probable reserves, based on the net present value of future net revenue of such reserves discounted at 10 percent. Our reserves disclosures as at and for the period ended December 31, 2013, as required under National Instrument 51-101 and under the U.S. standard, “Extractive Industries – Oil and Gas”, are contained in our revised Annual Information Form in respect of the year ended December 31, 2013 filed on SEDAR at www.sedar.com and in our Supplementary Oil and Gas Information included in our Amended Annual Report on Form 40-F in respect of the year ended December 31, 2013 filed on EDGAR at www.sec.gov.

Non-GAAP Measures

This document contains references to certain financial measures that are not determined in accordance with International Financial Reporting Standards (“GAAP”), including net debt to funds flow ratio. These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance. Net debt is the estimated amount of our long-term debt plus working capital deficit excluding the current portion of risk management and deferred funding assets. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and capital programs. Net debt to funds flow ratio is the ratio of our net debt to our funds flow. For additional information relating to non-GAAP measures, including a reconciliation of our funds flow to cash flow from operating activities, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com